Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited consolidated financial statements and the related notes included as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K to which this Operating and Financial Review and Prospects is attached, or the Form 6-K. The discussion below contains forward-looking statements (within the meaning of the United States federal securities laws) that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Forward-Looking Statements and Factors that May Affect Future Results of Operations”, below, as well in the “Risk Factors” in Item 3.D of our Annual Report on Form 20-F for the year ended December 31, 2019, or our 2019 Annual Report.

Overview of Business and Trend Information

We are a leading global provider of applied additive technology solutions for industries including aerospace, automotive, healthcare, consumer products and education. We focus on customers’ business requirements and seek to create new value for our customers across their product lifecycle processes, from design prototypes to manufacturing tools and final production parts. We operate a 3D printing ecosystem of solutions and expertise, comprised of advanced materials; software with voxel level control; precise, repeatable and reliable fused deposition modeling 3D printers (utilizing proprietary FDM™ technology) and inkjet-based 3D printers (utilizing proprietary PolyJet™ technology); application-based services; on-demand parts and key partnerships. We strive to ensure that our solutions are integrated seamlessly into each customer’s evolving workflow. Our applications are industry-specific and geared towards accelerating business processes, optimizing value chains and driving business performance improvements. Our customers range from individuals and smaller businesses to large, global enterprises, and we include a number of Fortune 100 companies among our customers.

Our 3D printers include systems ranging from entry-level desktop 3D printers to systems for rapid prototyping, or RP, and large production systems for direct digital manufacturing, or DDM. We also develop, manufacture and sell materials for use with our systems and provide related services offerings. We offer a powerful range of additive manufacturing materials, including clear, rubberlike and biocompatible photopolymers, and tough high-performance thermoplastics. We believe that the range of 3D printing consumable materials that we offer, consisting of over 60 FDM™ spool-based filament materials, over 45 PolyJet cartridge-based resin materials, 158 non-color digital materials, and over 500,000 color variations, is the widest in the industry. Our service offerings include Stratasys Direct Manufacturing printed parts services, as well as our professional services.

We conduct our business globally and provide products and services to our global customer base through our offices in North America and internationally, including: Baden-Baden, Germany; Shanghai, China; and Tokyo, Japan, as well as through our worldwide network of approximately 160 agents and resellers. Additionally, through our MakerBot subsidiary, we deploy an online sales channel. We have approximately 2,000 employees and hold approximately 1,000 granted patents and have approximately 500 pending patent applications worldwide.

COVID Impact

       As in the preceding two quarters, our results of operations for the three and nine-month periods ended September 30, 2020 should be understood in light of the ongoing global COVID-19 crisis, which has disrupted businesses on a global scale and was classified as a pandemic by the World Health Organization on March 11, 2020. Our third quarter results were adversely impacted by the  COVID-19 pandemic, but with less of a decline than what we experienced in the second quarter.

       We are encouraged by the modest recovery for revenues deriving both from hardware and consumables in the Government industry, specifically the Aerospace sector of Government, as well as from the Healthcare and Education industries.

Throughout the third quarter and through the present time, we have continued ensuring that our top priority is met— securing the well-being of our employees worldwide. Consequently, we have kept in place the travel restrictions and work-from-home options that we implemented for our staff back in the earlier stages of the pandemic. We have similarly maintained, throughout the third quarter and through the present time, the cost-control measures that we originally implemented at earlier stages of the pandemic, most importantly a reduced four-day work-week, a nonessential hiring freeze, and adjustments to our cost base and production plan. The global workforce reduction that we announced on June 2, 2020, which was part of a cost realignment program to focus on profitable growth, and which affected approximately 10% of our employees, was completed during the third quarter of 2020. These measures succeeded in reducing operating expenses during the third quarter, while our revenues were still significantly and adversely impacted by the pandemic. We will continue to monitor and evaluate the need for our cost-control measures over time.
Our cost realignment program is an essential step in our ongoing strategic process, designed to better position the company for sustainable growth. These measures are not expected to affect the progress of our forthcoming product launch plans.
The COVID-19 pandemic has also brought us certain opportunities. For example, in our efforts to support the global fight against the pandemic, we were quick to mobilize our additive manufacturing network, leverage our application expertise, our channel and partner network and our corporate-wide resources to help get a variety of printed parts quickly to where they were most needed.
We continue to monitor the situation, assessing implications for our operations, supply chain, liquidity, cash flow and customer orders, and have been acting in an effort to mitigate adverse consequences as needed. We ended the third quarter of 2020 with $308.2 million in cash, cash equivalents and short-term deposits. We believe that we are well suited to continue to manage the COVID-19 crisis with a strong balance sheet and no debt, while focusing on cost controls and cash generation. We selectively applied the R&D cost controls to ensure that our NPI programs were not affected, and we plan to continue investing as needed in order to support our new product development programs.

Goodwill and Other Intangible Assets Impairment Charges
        During the third quarter of 2020, we noted that indicators of potential impairment existed which required an interim goodwill impairment analysis for our Stratasys-Objet reporting unit. These indicators included longer and deeper than expected reduction in the business, refinement to our business focus into additional inorganic technologies and sustained decline in our market capitalization during the past two quarters, all, primarily as a result of the COVID-19 impact on the global economy and our business.
        As a result of the factors discussed above, we have revisited our assumptions supporting the cash flow projections for our Stratasys-Objet reporting unit, including: (i) the expected duration and depth of revenue reduction and certain revenue growth assumptions; (ii) the associated operating profit margins; and (iii) the long term growth rate. In estimating the discounted cash flow, we used the following key assumptions: we currently expect it will take approximately two years to regain the loss of revenue and return to our pre COVID-19 activity levels considering the impact of both volume and price with a similar effect on profitability. Following such period, we expect to return to similar growth rates as estimated in prior valuations. We assume a long-term terminal growth rate of 2.5% lower than the 3.1% used in prior valuations. In addition, changes in business focus due to introduction of new technologies is expected to lower the total revenues related to the Stratasys-Objet reporting unit. The resulting cash flow amounts were discounted using the same discount rate of 13.5%.
        Based on the revised cash flow projections, the value of the reporting unit has decreased below its carrying value, and we recorded in the third quarter of 2020 a goodwill impairment charge of $386.2 million, the entire reporting unit’s goodwill.
        In addition, we tested the recoverability of our long-lived assets, including our purchased intangible assets. We concluded that the carrying amount of certain of our purchased intangible assets are not recoverable. As a result, we recorded a non-cash impairment charge of $5.3 million, in order to fully reduce the carrying amount of certain of our purchased intangible assets to their estimated fair value.

Summary of Financial Results

Our unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. In the opinion of our management, all adjustments considered necessary for a fair statement of the unaudited condensed consolidated financial statements have been included herein and are of a normal recurring nature. The following discussion compares the actual results, on a GAAP basis, for the three and nine months ended September 30, 2020 with the corresponding period in 2019.

Results of Operations

Comparison of Three Months Ended September 30, 2020 to Three Months Ended September 30, 2019

The following table sets forth certain statement of operations data for the periods indicated:

	Three Months Ended September 30,
	2020		2019
	U.S. $ in thousands	% of Revenues	U.S. $ in thousands	% of Revenues
Revenues	$127,892	100.0%	$157,460	100.0%
Cost of sales	78,123	61.1%	80,051	50.8%
Gross profit	49,769	38.9%	77,409	49.2%
Research and development, net	19,562	15.3%	23,620	15.0%
Selling, general and administrative	48,343	37.8%	59,741	37.9%
Goodwill impairment	386,154	301.9%	-	0.0%
Operating loss	(404,290)	(316.1)%	(5,952)	(3.8)%
Financial income (expenses), net	(167)	(0.1)%	289	0.2%
Loss before income taxes	(404,457)	(316.2)%	(5,663)	(3.6)%
Income tax expenses (benefit)	(343)	(0.3)%	586	0.4%
Share in losses of associated companies	(952)	(0.7)%	(733)	(0.5)%
Net loss attributable to non-controlling interests	(4)	0.0%	(41)	0.0%
Net loss attributable to Stratasys Ltd.	(405,062)	(316.7)%	(6,941)	(4.4)%

Discussion of Results of Operations

Revenues

Our products and services revenues in the three months ended September 30, 2020 and 2019, as well as the percentage change reflected thereby, were as follows:

	Three Months Ended September 30,
	2020	2019	% Change
	U.S. $ in thousands
Products	$83,548	$106,346	(21.4)%
Services	44,344	51,114	(13.2)%
	$127,892	$157,460	(18.8)%

Products Revenues

Revenues derived from products (including AM systems and consumable materials) decreased by $22.8 million, or 21.4%, for the three months ended September 30, 2020, as compared to the three months ended September 30, 2019.

System revenues for the three months ended September 30, 2020 decreased by 20.8% as compared to the three months ended September 30, 2019. Consumables revenues for the three months ended September 30, 2020 decreased by 22.0% as compared to the three months ended September 30, 2019.

Our third quarter revenue results were still significantly impacted by the COVID-19 pandemic and were still challenged by a weak macro environment and a pause in capital investments worldwide.

Services Revenues

Services revenues (including SDM, maintenance contracts, time and materials and other services) decreased by $6.8 million for the three months ended September 30, 2020, or 13.2%, as compared to the three months ended September 30, 2019. Within services revenues, customer support revenue, which includes revenue generated mainly by maintenance contracts on our systems, decreased by 1.6%, reflecting lower printer utilization due to the effects of COVID-19.

Revenues by Region

Revenues and the percentage of revenues by region for the three months ended September 30, 2020 and 2019, as well as the percentage change in revenues in each such region reflected thereby, were as follows:

	Three Months Ended September 30,
	2020		2019		% Change
	U.S.$ in thousands	% of Revenues	U.S.$ in thousands	% of Revenues
Americas*	$86,597	67.7%	$106,904	67.9%	(19.0)%
EMEA	23,248	18.2%	28,933	18.4%	(19.6)%
Asia Pacific	18,047	14.1%	21,623	13.7%	(16.5)%
	$127,892	100.0%	$157,460	100.0%	(18.8)%

* Represent the United States, Canada and Latin America

Revenues in the Americas region decreased by $20.3 million, or 19.0%, to $86.6 million for the three months ended September 30, 2020, compared to $106.9 million for the three months ended September 30, 2019. The decrease was primarily driven by COVID-19 impact on some of our key industries, such as Aerospace and Auto.

Revenues in the EMEA region decreased by $5.7 million, or 19.6%, to $23.2 million for the three months ended September 30, 2020, compared to $28.9 million for the three months ended September 30, 2019. The decrease was primarily driven by lower consumables revenues. On a constant currency basis when using prior period’s exchange rates, revenues decreased by $6.8 million, or 23.4%. The decrease was primarily driven by COVID-19 impact on some of our key industries, mainly Auto.

Revenues in the Asia Pacific region decreased by $3.6 million, or 16.5%, to $18.0 million for the three months ended September 30, 2020, compared to $21.6 million for the three months ended September 30, 2019. The decrease was primarily driven by lower consumables revenues. The decrease was primarily driven by COVID-19 impact.

Gross Profit

Gross profit from our products and services, as well as the percentage change reflected thereby, was as follows:

	Three Months Ended September 30,
	2020	2019
	U.S. $ in thousands		Change in %
Gross profit attributable to:
Products	$36,209	$62,005	(41.6)%
Services	13,560	15,404	(12.0)%
	$49,769	$77,409	(35.7)%

Gross profit as a percentage of revenues from our products and services was as follows:

	Three Months Ended September 30,
	2020	2019
Gross profit as a percentage of revenues from:
Products	43.3%	58.3%
Services	30.6%	30.1%
Total gross profit	38.9%	49.2%

Gross profit attributable to products revenues decreased by $25.8 million, or 41.6%, to $36.2 million for the three months ended September 30, 2020, compared to gross profit of $62.0 million for the three months ended September 30, 2019. Gross profit attributable to products revenues as a percentage of products revenues decreased to 43.3% for the three months ended September 30, 2020, compared to 58.3% for the three months ended September 30, 2019.

Gross profit attributable to services revenues decreased by $1.8 million, or 12.0%, to $13.6 million for the three months ended September 30, 2020, compared to $15.4 million for the three months ended September 30, 2019. Gross profit attributable to services revenues as a percentage of services revenues in the three months ended September 30, 2020 increased to 30.6%, as compared to 30.1% for the three months ended September 30, 2019. Our gross profit from services revenues was impacted by the mix of revenue sources, as well as a favorable impact of foreign currencies translation.

The decrease in gross profit was primarily driven by an intangible assets impairment of $5.3 million, as well as product mix which was based on the lower proportion of hardware and consumables out of the total revenue due to the impact of COVID-19.

Operating Expenses

The amount of each type of operating expense for the three months ended September 30, 2020 and 2019, as well as the percentage change reflected thereby, and total operating expenses as a percentage of our total revenues in each such quarter, were as follows:

	Three Months Ended September 30,
	2020	2019	% Change
	U.S. $ in thousands

Research and development, net	$19,562	$23,620	(17.2)%
Selling, general and administrative	48,343	59,741	(19.1)%
Goodwill impairment	386,154	-
	$454,059	$83,361	444.7%
Percentage of revenues	355.0%	52.9%

        Operating expenses were $454.1 million in the third quarter of 2020, compared to operating expenses of $83.4 million in the third quarter of 2019. The increase in operating expenses was mainly due to the goodwill impairment charge.

Research and development expenses, net decreased by $4.1 million, or 17.2%, to $19.6 million for the three months ended September 30, 2020, compared to $23.6 million for the three months ended September 30, 2019. The amount of research and development expenses constituted 15.3% of our revenues for the three months ended September 30, 2020, as compared to 15.0% for the three months ended September 30, 2019.

Our research and development expenses were impacted by the reduction on our workweek to 80%, and the timing of project spending and product launches. We selectively applied the R&D cost controls to ensure that our new product introduction programs were not affected, and we plan to continue investing as needed in order to support our new product development programs.

Selling, general and administrative expenses decreased by $11.4 million, or 19.1%, to $48.3 million for the three months ended September 30, 2020, compared to $59.7 million for the three months ended September 30, 2019, driven by the restructuring and proactive cost-cutting measures. The amount of selling, general and administrative expenses constituted 37.8% of our revenues for the three months ended September 30, 2020, as compared to 37.9% for the three months ended September 30, 2019.

Excluding the goodwill impairment charge, the reduction in operating expenses was driven by the restructuring plan and other cost-mitigation related to the COVID-19. Travel was minimal, there were no in-person trade shows, and most employees worked from home at an effective 4-day workweek. These measures are still in place and we will continue to evaluate the need to keep them active.

Operating Loss

Operating loss and operating loss as a percentage of our total revenues were as follows:

	Three Months Ended September 30,
	2020	2019
	U.S. $ in thousands

Operating loss	$(404,290)	$(5,952)

Percentage of revenues	(316.1)%	(3.8)%

Operating loss amounted to $404.3 million for the three months ended September 30, 2020, compared to an operating loss of $6.0 million for the three months ended September 30, 2019. The increase in operating loss was primarily attributable to the goodwill impairment as well as lower gross profit for the three months ended September 30, 2020 compared to the three months ended September 30, 2019, offset, in part, by lower operating expenses as discussed above.

Financial Income (Expenses), net

Financial expenses, net, which was primarily comprised of foreign currencies effects, interest income and interest expenses, was $0.2 million for the three months ended September 30, 2020, compared to financial income, net of $0.3 million for the three months ended September 30, 2019.

Income Taxes

Income taxes and income taxes as a percentage of net loss before taxes, as well as the percentage change in each, year over year, reflected thereby, were as follows:

	Three Months Ended September 30,
	2020	2019
	U.S. $ in thousands		Change in %

Income tax expenses (benefit)	$(343)	$586	(158.5)%

As a percent of loss before income taxes	0.1%	(10.3)%	(100.8)%

We had an effective tax rate of 0.1% for the three-month period ended September 30, 2020, compared to a negative effective tax rate of 10.3% for the three-month period ended September 30, 2019. Our tax rate for the third quarter of 2020 was mainly affected by the goodwill impairment charge, which is not deductible for tax purposes.

Share in Losses of Associated Companies

Share in losses of associated companies reflects our proportionate share of the losses of unconsolidated entities accounted for by using the equity method of accounting. During the three months ended September 30, 2020, the loss from our proportionate share of the losses of our equity method investments was $0.95 million, compared to a loss of $0.7 million in the three months ended September 30, 2019.

Net Loss Attributable to Stratasys Ltd. and Net Loss Per Share

Net loss attributable to Stratasys Ltd., and net loss per share were as follows:

	Three Months Ended September 30,
	2020	2019
	U.S. $ in thousands

Net loss attributable to Stratasys Ltd.	$(405,062)	$(6,941)

Percentage of revenues	(316.7)%	(4.4)%

Net loss per share	$(7.35)	$(0.13)

Net loss attributable to Stratasys Ltd. was $405.1 million for the three months ended September 30, 2020 compared to net loss of $6.9 million for the three months ended September 30, 2019. The increase in the net loss attributable to Stratasys Ltd. was primarily attributable to the goodwill impairment and decreased gross profit, mainly due to the effects of COVID-19, as described above.

Net loss per share was $7.35 for the three months ended September 30, 2020, as compared to net loss per share of $0.13 for the three months ended September 20, 2019. The weighted average fully diluted share count was 55.1 million during the three months ended September 30, 2020, compared to 54.4 million during the three months ended September 30, 2019.

Results of Operations

Comparison of Nine Months Ended September 30, 2020 to Nine Months Ended September 30, 2019

The following table sets forth certain statement of operations data for the periods indicated:

	Nine Months Ended September 30,
	2020		2019
	U.S. $ in thousands	% of Revenues	U.S. $ in thousands	% of Revenues
Revenues	$378,422	100.0%	$475,923	100.0%
Cost of sales	225,047	59.5%	240,890	50.6%
Gross profit	153,375	40.5%	235,033	49.4%
Research and development, net	65,059	17.2%	70,234	14.8%
Selling, general and administrative	155,630	41.1%	173,217	36.4%
Goodwill impairment	386,154	102.0%	-	0.0%
Operating loss	(453,468)	(119.8)%	(8,418)	(1.8)%
Financial income (expense)	(847)	(0.2)%	2,796	0.6%
Loss before income taxes	(454,315)	(120.1)%	(5,622)	(1.2)%
Income tax expenses (benefit)	(2,250)	(0.6)%	3,084	0.6%
Share in profits (losses) of associated companies	(2,740)	(0.7)%	495	0.1%
Net loss attributable to non-controlling interests	(54)	0.0%	(152)	0.0%
Net loss attributable to Stratasys Ltd.	(454,751)	(120.2)%	(8,059)	(1.7)%

Discussion of Results of Operations

Revenues

Our products and services revenues in the nine months ended September 30, 2020 and 2019, as well as the percentage change reflected thereby, were as follows:

	Nine Months Ended September 30,
	2020	2019	% Change
	U.S. $ in thousands
Products	$240,597	$321,778	-25.2%
Services	137,825	154,145	-10.6%
	$378,422	$475,923	-20.5%

Products Revenues

Revenues derived from products (including AM systems and consumable materials) decreased by $81.2 million, or 25.2%, for the nine months ended September 30, 2020, as compared to the nine months ended September 30, 2019.

Systems revenues for the nine months ended September 30, 2020 decreased by 32.0% as compared to the nine months ended September 30, 2019. Consumables revenues for the nine months ended September 30, 2020 decreased by 19.4% as compared to the nine months ended September 30, 2019.

The decrease in revenues was driven primarily by the effective shut-down, from a purchasing and consumption perspective, of a portion of our customer base due to the COVID-19 effects.

Services Revenues

Services revenues (including SDM, maintenance contracts, time and materials and other services) decreased by $16.3 million for the nine months ended September 30, 2020, or 10.6%, as compared to the nine months ended September 30, 2019.

Revenues by Region

Revenues and the percentage of revenues by region for the nine  months ended September 30, 2020 and 2019, as well as the percentage change in revenues in each such region reflected thereby, were as follows:

	Nine Months Ended September 30,
	2020		2019		% Change
	U.S.$ in thousands	% of Revenues	U.S.$ in thousands	% of Revenues
Americas*	$251,871	66.5%	$311,428	65.5%	(19.1)%
EMEA	71,083	18.8%	93,866	19.7%	(24.3)%
Asia Pacific	55,468	14.7%	70,629	14.8%	(21.5)%
	$378,422	100.0%	$475,923	100.0%	(20.5)%

* Consists of United States, Canada and Latin America

Revenues in the Americas region decreased by $59.6 million, or 19.1%, to $251.9 million for the nine months ended September 30, 2020, compared to $311.4 million for the nine months ended September 30, 2019.

Revenues in the EMEA region decreased by $22.8 million, or 24.3%, to $71.1 million for the nine months ended September 30, 2020, compared to $93.9 million for the nine months ended September 30, 2019.

Revenues in the Asia Pacific region decreased by $15.2 million, or 21.5%, to $55.5 million for the nine months ended September 30, 2020, compared to $70.6 million for the nine months ended September 30, 2019.

Gross Profit

Gross profit from our products and services, as well as the percentage change reflected thereby, were as follows:

	Nine Months Ended September 30,
	2020	2019
	U.S. $ in thousands		Change in %
Gross profit attributable to:
Products	$114,041	$186,173	(38.7)%
Services	39,334	48,860	(19.5)%
	$153,375	$235,033	(34.7)%

Gross profit as a percentage of revenues from our products and services was as follows:

	Nine Months Ended September 30,
	2020	2019
Gross profit as a percentage of revenues from:
Products	47.4%	57.9%
Services	28.5%	31.7%
Total gross profit	40.5%	49.4%

Gross profit attributable to products revenues decreased by $72.1 million, or 38.7%, to $114.0 million for the nine months ended September 30, 2020, compared to gross profit of $186.2 million for the nine months ended September 30, 2019. Gross profit attributable to products revenues as a percentage of products revenues decreased to 47.4% for the nine months ended September 30, 2020, compared to 57.9% for the nine months ended September 30, 2019.

Gross profit attributable to services revenues decreased by $9.5 million, or 19.5%, to $39.3 million for the nine months ended September 30, 2020, compared to $48.9 million for the nine months ended September 30, 2019. Gross profit attributable to services revenues as a percentage of services revenues in the nine months ended September 30, 2020 decreased to 28.5%, as compared to 31.7% for the nine months ended September 30, 2019.

Operating Expenses

The amount of each type of operating expense for the nine months ended September 30, 2020 and 2019, as well as the percentage change reflected thereby, and total operating expenses as a percentage of our total revenues in each such quarter, were as follows:

	Nine Months Ended September 30,
	2020	2019	% Change
	U.S. $ in thousands

Research and development, net	$65,059	$70,234	(7.4)%
Selling, general and administrative	155,630	173,217	(10.2)%
Goodwill impairment	386,154	-
	$606,843	$243,451	149.3%
Percentage of revenues	160.4%	51.2%

Research and development expenses, net decreased by $5.2 million, or 7.4%, to $65.1 million for the nine months ended September 30, 2020, compared to $70.2 million for the nine months ended September 30, 2019. The amount of research and development expenses constituted 17.2% of our revenues for the nine months ended September 30, 2020, as compared to 14.8% for the nine months ended September 30, 2019.

Selling, general and administrative expenses decreased by $17.6 million, or 10.2%, to $155.6 million for the nine months ended September 30, 2020, compared to $173.2 million for the nine months ended September 30, 2019. The amount of selling, general and administrative expenses constituted 41.1% of our revenues for the nine months ended September 30, 2020, as compared to 36.4% for the nine months ended September 30, 2019.

Operating Loss

Operating loss and operating loss as a percentage of our total revenues were as follows:

	Nine Months Ended September 30,
	2020	2019
	U.S. $ in thousands

Operating loss	$(453,468)	$(8,418)

Percentage of revenues	(119.8)%	(1.8)%

Operating loss amounted to $453.5 million for the nine months ended September 30, 2020, compared to an operating loss of $8.4 million for the nine months ended September 30, 2019.

Financial Income (Expenses), net

Financial expenses, net, which were primarily comprised of foreign currencies effects, interest income and interest expenses, were $0.8 million for the nine months ended September 30, 2020, compared to financial income, net of $2.8 million for the nine months ended September 30, 2019.

Income Taxes

Income taxes and income taxes as a percentage of net loss before taxes, as well as the percentage change in each, year over year, reflected thereby, were as follows:

	Nine Months Ended September 30,
	2020	2019
	U.S. $ in thousands		Change in %

Income tax expenses (benefit)	$(2,250)	$3,084	(173.0)%

As a percent of loss before income taxes	0.5%	(54.8)%	(100.9)%

We had an effective tax rate of 0.5% for the nine-month period ended September 30, 2020, compared to a negative effective tax rate of 54.8% for the nine-month period ended September 30, 2019.

        Our tax rate for the first nine months of 2020 was mainly affected by the goodwill impairment charge, which is not deductible for tax purposes.

Share in Profits (Losses) of Associated Companies

Share in profit (losses) of associated companies reflects our proportionate share of the earnings of unconsolidated entities accounted for by using the equity method of accounting. During the nine months ended September 30, 2020, the loss from our proportionate share of the earnings of our equity method investments was $2.7 million, compared to a profit of $0.5 million in the nine months ended September 30, 2019.

Net Loss Attributable to Stratasys Ltd. and Net Loss Per Share

Net loss attributable to Stratasys Ltd., and net loss per share were as follows:

	Nine Months Ended September 30,
	2020	2019
	U.S. $ in thousands

Net loss attributable to Stratasys Ltd.	$(454,751)	$(8,059)

Percentage of revenues	(120.2)%	(1.7)%

Net loss per share	$(8.29)	$(0.15)

Net loss attributable to Stratasys Ltd. was $454.8 million for the nine months ended September 30, 2020 compared to a net loss of $8.1 million for the nine months ended September 30, 2019.

Net loss per share was $8.29 and $0.15 for the nine months ended September 30, 2020 and 2019, respectively. The weighted average fully diluted share count was 54.9 million for the nine months ended September 30, 2020, compared to 54.2 million for the nine months ended September 30, 2019.

Supplemental Operating Results on a Non-GAAP Basis

        The following non-GAAP data, which excludes certain items as described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our company in gauging our results of operations (i) on an ongoing basis after excluding mergers, acquisitions and divestments related expense or gains and restructuring-related charges or gains, and (ii) excluding non-cash items such as stock-based compensation expenses, acquired intangible assets amortization, including intangible assets amortization related to equity method investments and impairment of long-lived assets and goodwill. These non-GAAP adjustments either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the statement of operations, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table below.

Reconciliation of GAAP to Non-GAAP Results of Operations

The following tables present the GAAP measures, the corresponding non-GAAP amounts and the related non-GAAP adjustments for the applicable periods:

		Three Months Ended September 30,
		2020	Non-GAAP	2020	2019	Non-GAAP	2019
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)

	Gross profit (1)	$49,769	$10,036	$59,805	$77,409	$5,087	$82,496
	Operating income (loss) (1,2)	(404,290)	403,268	(1,022)	(5,952)	14,055	8,103
	Net income (loss) attributable to Stratasys Ltd. (1,2,3)	(405,062)	402,050	(3,012)	(6,941)	13,275	6,334
	Net income (loss) per diluted share attributable to Stratasys Ltd. (4)	$(7.35)	$7.30	$(0.05)	$(0.13)	$0.25	$0.12

(1)	Acquired intangible assets amortization expense		4,065			3,916
	Non-cash stock-based compensation expense		524			475
	Restructuring and other related costs		191			696
	Impairment charges of intangible assets		5,256			-
			10,036			5,087

	Acquired intangible assets amortization expense		2,162			2,016
(2)	Non-cash stock-based compensation expense		4,352			4,960
	Goodwill impairment		386,154			-
	Restructuring and other related costs		34			1,992
	Other expenses		530			-
			393,232			8,968
			403,268			14,055

(3)	Corresponding tax effect		(1,296)			(780)
	Equity method related amortization, divestments and impairments		78			-
			$402,050			$13,275

(4)	Weighted average number of ordinary shares outstanding- Diluted	55,086		55,086	54,394		54,940

		Nine Months Ended September 30,
		2020	Non-GAAP	2020	2019	Non-GAAP	2019
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)

	Gross profit (1)	$153,375	$24,062	$177,437	$235,033	$13,780	$248,813
	Operating income (loss) (1,2)	(453,468)	435,987	(17,481)	(8,418)	32,376	23,958
	Net income (loss) attributable to Stratasys Ltd. (1,2,3)	(454,751)	433,821	(20,930)	(8,059)	28,574	20,515
	Net income (loss) per diluted share attributable to Stratasys Ltd. (4)	$(8.29)	$7.91	$(0.38)	$(0.15)	$0.53	$0.38

(1)	Acquired intangible assets amortization expense		12,196			11,714
	Non-cash stock-based compensation expense		1,424			1,370
	Restructuring and other related costs		5,187			696
	Impairment charges of intangible assets		5,256			-
			24,062			13,780

(2)	Acquired intangible assets amortization expense		6,430			5,688
	Non-cash stock-based compensation expense		14,470			14,387
	Goodwill impairment		386,154			-
	Restructuring and other related costs		3,863			(1,479)
	Other expenses		1,007			-
			411,925			18,596
			435,987			32,376

(3)	Corresponding tax effect		(2,396)			(2,198)
	Equity method related amortization, divestments and impairments		230			(1,604)
			$433,821			28,574

(4)	Weighted average number of ordinary shares outstanding- Diluted	54,851		54,851	54,201		54,705

Liquidity and Capital Resources

A summary of our statement of cash flows is as follows:

	Nine Months Ended September 30,
	2020	2019
	U.S $ in thousands
Net loss	$(454,805)	$(8,211)
Depreciation and amortization	37,428	37,934
Goodwill impairment	386,154	-
Intangible assets impairment charges	5,256	-
Deferred income taxes	(1,541)	(1,667)
Stock-based compensation	15,894	15,757
Other non-cash items, net	513	(2,576)
Change in working capital and other items	15,205	(49,002)
Net cash provided by (used in) operating activities	4,104	(7,765)
Net cash used in investing activities	(44,246)	(18,256)
Net cash provided by (used in) by financing activities	53	(22,124)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(484)	1,602
Net change in cash, cash equivalents and restricted cash	(40,573)	(46,543)
Cash, cash equivalents and restricted cash, beginning of period	293,597	393,734
Cash, cash equivalents and restricted cash, end of period	$253,024	$347,191

Our cash, cash equivalents and restricted cash balance decreased to $253.0 million as of September 30, 2020 from $293.6 million as of December 31, 2019. The decrease in cash, cash equivalents and restricted cash in the nine months ended September 30, 2020 was primarily due to investing activities in an amount of $44.2 million, partially offset by operating activities.

Cash flows from operating activities

We generated $4.1 million of cash from operating activities during the nine months ended September 30, 2020. That cash generation reflects our $454.8 million net loss, as adjusted upwards to eliminate non-cash charges included in net loss, including $386.2 million of goodwill impairment, $37.4 million of depreciation and amortization and $15.9 million of stock-based compensation expenses. Favorable changes in our working capital balances were mainly driven by a decrease in our accounts receivable and inventory balances.

Cash flows from investing activities

We used $44.2 million of cash in our investing activities during the nine months ended September 30, 2020. Cash was primarily used to invest $20.0 million to purchase property and equipment and a $27.0 million investment in short-term bank deposits which were partially offset by cash proceeds from our past sale of an investment that we accounted for under the equity method. Our principal property and equipment purchases were for our new buildings complex under construction in Rehovot, Israel. The new facility in Rehovot, Israel, which will contain two buildings, houses our Israeli headquarters, research and development facilities and certain marketing activities.

Cash flows from financing activities

Cash amounts provided by financing activities during the nine months ended September 30, 2020 were immaterial.

Capital resources and capital expenditures

Our total current assets amounted to $591.4 million as of September 30, 2020, of which $308.3 million consisted of cash, cash equivalents, short-term deposits and restricted cash. Total current liabilities amounted to $134.4 million. Most of our cash and cash equivalents are held in banks in Israel and the U.S.

The credit risk related to our accounts receivable is limited due to the relatively large number of customers and their wide geographic distribution. In addition, we seek to reduce the credit exposure related to our accounts receivable by imposing credit limits, conducting ongoing credit evaluation, and by implementing account monitoring procedures, as well as credit insurance for many of our customers.

We believe that we will have adequate cash and cash equivalents to fund our ongoing operations and that these sources of liquidity will be sufficient to satisfy our capital expenditure and working capital needs for the next twelve months.

Long-Term Bank Loan and Credit Line

In December 2016, we entered into a secured loan agreement with Bank Hapoalim Ltd. in connection with our new office facility in Israel, which agreement we refer to as the Bank Loan Agreement. Pursuant to the Bank Loan Agreement, we borrowed $26 million initially in December 2016, which we refer to as the Bank Loan, and secured a credit line for an additional $24 million, or the Credit Line. Any loans to be drawn upon the Credit Line were to be under similar terms as the Bank Loan. The Bank Loan was to mature in December 2023 and was payable in equal consecutive quarterly principal installments of principal and accrued interest. Any early repayment of the Bank Loan was subject to, within the initial three year term of the Bank Loan, a maximum 1% penalty of the amount prepaid. The repayment of the Bank Loan was secured by a first-priority lien on all of our company’s rights in the property of our new office facility in Israel. The Bank Loan bore interest at the rate of LIBOR plus 3.35%. The Bank Loan Agreement contained customary representations and warranties, affirmative covenants and negative covenants, which included, without limitation, restrictions on indebtedness, liens, investments, and certain dispositions with respect to the property secured by the lien.

The Bank Loan Agreement also contained customary events of default that entitled the lender to cause any or all of our company's indebtedness to become immediately due and payable and to foreclose on the lien, and included customary grace periods before certain events were to be deemed events of default. Borrowings under the Bank Loan Agreement were available mainly for the financing of our new facility in Israel.

In the first quarter of 2019, we repaid the full outstanding principal amount of the Bank Loan, in an aggregate amount of $27.3 million, plus all interest accrued thereon, thereby fulfilling all of our remaining obligations under the Bank Loan Agreement. In connection with the repayment, the first-priority lien on all of our rights with respect to the property of our new office facility in Israel was removed.

Critical Accounting Policies

We have prepared our consolidated financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America. This has required us to make estimates, judgments, and assumptions that affected the amounts we reported. Actual results may differ from those estimates. To facilitate the understanding of our business activities, certain accounting policies that are important to the presentation of our financial condition and results of operations and that require management’s subjective judgments are described in our 2019 Annual Report. We base our judgments on our experience and various assumptions that we believe to be reasonable under the circumstances.

Forward-Looking Statements and Factors That May Affect Future Results of Operations

Certain information included in or incorporated by reference into the Report of Foreign Private Issuer on Form 6-K to which this Operating and Financial Review is appended, or the Form 6-K, may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are those that predict or describe future events or trends and that do not relate solely to historical matters. You can generally identify forward-looking statements as statements containing the words “may,” “will,” “could,” “should,” “expect,” “anticipate,” “intend,” “estimate,” “believe,” “project,” “plan,” “assume” or other similar expressions, or negatives of those expressions, although not all forward-looking statements contain these identifying words.

These forward-looking statements may include, but are not limited to, statements regarding our future strategy, future operations, projected financial position, proposed products, estimated future revenues, projected costs, future prospects, the future of our industry and results that might be obtained by pursuing management’s current plans and objectives.

You should not place undue reliance on our forward-looking statements because the matters they describe are subject to certain risks, uncertainties and assumptions that are difficult to predict. Our forward-looking statements are based on the information currently available to us and speak only as of the date of this Form 6-K. Over time, our actual results, performance or achievements may differ from those expressed or implied by our forward-looking statements, and such difference might be significant and materially adverse to our shareholders. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

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the extent of our success at introducing new or improved products and solutions that gain market share;

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the extent of growth of the 3D printing market generally;

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the duration of the global COVID-19 pandemic, which may continue to have material adverse consequences for our operations, financial position, cash flows, and those of our customers and suppliers;

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changes in our overall strategy, including as related to any restructuring activities and our capital expenditures;

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the impact of shifts in prices or margins of the products that we sell or services we provide;

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the impact of competition and new technologies;

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impairments of goodwill or other intangible assets in respect of companies that we acquire;

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the extent of our success at efficiently and successfully integrating the operations of various companies that we have acquired or may acquire;

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global market, political and economic conditions, and in the countries in which we operate in particular;

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government regulations and approvals;

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litigation and regulatory proceedings;

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infringement of our intellectual property rights by others (including for replication and sale of consumables for use in our systems), or infringement of others’ intellectual property rights by us;

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the extent of our success at maintaining our liquidity and financing our operations and capital needs;

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impact of tax regulations on our results of operations and financial conditions; and

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those factors referred to in Item 3.D, “Key Information - Risk Factors”, Item 4, “Information on the Company”, and Item 5, “Operating and Financial Review and Prospects” in our 2019 Annual Report, as supplemented herein, as well as in other portions of the 2019 Annual Report

Readers are urged to carefully review and consider the various disclosures made throughout the Form 6-K, our 2019 Annual Report, and in our other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Reference is made to Item 11, “Quantitative and Qualitative Disclosures about Market Risk” in our 2019 Annual Report.

LEGAL PROCEEDINGS

We are subject to various litigation and other legal proceedings from time to time. For a discussion of our litigation status, see Note 11-“Contingencies” in the notes to our unaudited condensed consolidated interim financial statements attached as Exhibit 99.1 to the Form 6-K.

RISK FACTORS

The global COVID-19 health pandemic has been adversely affecting and could potentially severely adversely affect, our business, results of operations and financial condition due to impacts on the industries in which our customers operate, as well as impacts from actions taken to contain the disease or treat its impact, and due to the unknown the speed and extent of the recovery from the disease.

COVID-19, which was discovered in Wuhan, China in December 2019 and which was declared by the World Health Organization to be a global pandemic on March 11, 2020, has had numerous adverse effects on the global economy. Governmental authorities around the world have implemented measures to reduce the spread of COVID-19. These measures, including shutdowns and “shelter-in-place” orders suggested or mandated by governmental authorities or otherwise elected by companies as a preventative measure, have adversely affected workforces, customers, consumer sentiment, economies and financial markets, and, along with decreased consumer spending, have led to an economic downturn in many of the markets into which we sell our products and services.

Those effects of the pandemic have been adversely impacting our financial results for our operations in all global regions, beginning already in the first quarter of 2020 and continuing for the entire second and third quarters of 2020.

While we have imposed counter-measures to try to mitigate the impact of the pandemic on our operating results, there is no certainty that those measures will succeed. As early as February 3, 2020, we imposed travel restrictions on our staff and have tried to proactively prevent any harm to our workforce wherever possible. Soon thereafter we also implemented work-from-home options. In order to try to lessen the impact of the pandemic on our profitability, we began to implement cost-control measures at the end of February 2020 and continue to closely manage them. All of our employees were effectively reduced to a four-day work-week during the second quarter of 2020, which has continued since that time and we have instituted a nonessential hiring freeze and have adjusted our cost base and production plan accordingly.

While we continue to monitor the situation, assessing further implications for our operations, supply chain, liquidity, cash flow and customer orders, and have implemented the foregoing measures in an effort to mitigate adverse consequences, while simultaneously abiding by any government-imposed restrictions, market by market, there is no assurance that we can succeed at doing so.

In addition to the adverse impact of the COVID-19 pandemic on our business and operating results, we furthermore face uncertainty as to the degree and duration of that impact going forward. We do not know the length of time that the pandemic and related disruptions will continue, the impact of governmental regulations or easement of regulations in response to the strengthening or weakening of the pandemic, and the degree of overall potentially permanent changes in consumer behavior that may be caused by the pandemic. The pandemic may furthermore even lead to a global economic downturn that is more than temporary and that could adversely affect demand for our products and services generally. A downturn could also have a material adverse impact on our business partners’ stability and financial strength. Given the uncertainties associated with COVID-19, it is difficult to fully predict the magnitude of effects on our, and our business partners’, business, financial condition and results of operations.

As a result of the disruption in the industries into which we sell our products and services, and the lack of visibility as to the severity and duration of the pandemic, we have maintained, as of the date hereof, our withdrawal of full-year guidance for 2020.

The COVID-19 pandemic may also have the effect of amplifying many of the other risks described under the caption “Item 3. Key Information— D. Risk Factors” in our 2019 Annual Report.